Exhibit 99.1

JA Solar Sponsors Chinese Universities

for International Solar Decathlon 2013

SHANGHAI, China, May 9, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will donate solar modules to Peking University, Tsinghua University and Beijing Jiaotong University for their participation in the 2013 Solar Decathlon China, hosted by the National Energy Administration of China and the U.S. Department of Energy.

“JA Solar is delighted to once again contribute to the Solar Decathlon, which for the past six years has made a huge contribution to bringing through the next generation of innovators in the solar industry,” said Mr. Baofang Jin, executive chairman and CEO of JA Solar. “We hope that by offering these students the use of JA Solar’s modules, we can help inspire them to push the boundaries of new technology, which has always been at the core of JA Solar’s culture.”

The International Solar Decathlon, often called the “Olympics of the Solar Industry,” challenges participants to combine architectural design, energy efficiency, and cutting edge solar energy technology and apply them to residential buildings. This year’s event, to be held at Peking University, will mark the first time it has been held in Asia.

JA Solar’s support of the three universities in this year’s event follows its sponsorship of Tsinghua University’s participation in the 2012 Solar Decathlon Europe.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com